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                                   AMERIPATH
                                     [LOGO]
                         Integrated Pathology Services





                                  May 8, 1997



Securities and Exchange Commission
405 Fifth Street, N.W.
Washington, D.C. 20549


Attention:      Amy Meltzer Starr
                Julie Griffith
                Carlos Pacho
                Jeffrey Womer
                Mail Stop 7-6

       cc:      Craig Olinger
                Shelley Parratt

       Re:  AmeriPath, Inc. Registration Statement on Form S-1
            (File No. 333-17065) and Registration Statement on Form 8-A


Ladies and Gentlemen:


        Pursuant to Rule 477 under the Securities Act of 1933, as amended, AmeriPath, Inc. (the "Company") hereby requests the withdrawal of the referenced Registration Statement on Form S-1 and Registration Statement on Form 8-A. As you know, the Company and its underwriters determined that market conditions would not permit a successful offering of the shares and, therefore, all marketing efforts have been terminated.

        We sincerely appreciate the effort of the Securities and Exchange Commission's staff in connection with these matters.


                                        Sincerely,

                                        AMERIPATH, INC.


                                        By:  /s/ Robert P. Wynn
                                        -----------------------------
                                        Robert P. Wynn
                                        Chief Financial Officer




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